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                                AN OPEN LETTER
                              TO CONRAIL AND CSX

              [Letterhead of David R. Goode, Chairman, President and
                   Chief Executive Officer of Norfolk Southern]


                                             January 21, 1997


Mr. David M. LeVan                               Mr. John W. Snow
Chairman, President and                          Chairman, President and
   Chief Executive Officer                         Chief Executive Officer
Conrail Inc.                                     CSX Corporation
2001 Market Street                               901 East Cary Street
Philadelphia, PA  19101                          Richmond, VA  23219

Dear David and John:

         The Conrail shareholders' vote last Friday places a responsibility on us to work out a rail structure in the East that will be in the long-term interests of all constituencies served by our companies. I believe that this can be accomplished if we sit down and try.

         I believe that we can achieve balanced competition in the East with the greatest continuity in existing operations by combining Norfolk Southern and Conrail and providing to a competitor such as CSX its own routes into the Northeast/Mid-Atlantic region from the West and South, so that the result is competing networks of equivalent scope, scale and market access.

         You have a different, but perhaps not irreconcilable, vision of the 21st century railroad map. Accordingly, we are prepared to enter into discussions with no preconditions other than recognition of our pledge to the Conrail shareholders that Norfolk Southern will only enter into an agreement with Conrail or CSX that gives to Conrail shareholders an all cash offer of $115 per share.

         I look forward to your reply. Your initiative and our determination are hallmarks of great companies capable of finding a public interest resolution of their differences.

                                               Sincerely,

                                               /s/ DAVID R. GOODE


                           [Norfolk Southern Logo]